Effective May 24, 2007, the Fund changed its policies so that it is permitted to use Fitch, Inc. (Fitch) as a rating agency for purposes of credit quality investment restrictions. Prior to May 24, 2007, the Fund used ratings from Moody's Investors Service, Inc. ("Moody's") or Standard & Poors Ratings Services ("S&P") or if unrated, PIMCO's determination of comparable quality to a rated security. The Fund may now use Moodys, S&P or Fitch ratings, or, if an issue is unrated, PIMCOs assessment of the issue's credit quality.